UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date September 30, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS PASSED BY THE BOARD

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the Board warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and the rules for the meeting of the board of directors (the “Board”) of the Company and as convened by Mr. Liu Shaoyong, the chairman of the Company, the fourth standard meeting (the “Meeting”) of the ninth session of the Board was held by way of telecommunication on 29 September 2020.

The directors present at the Meeting (the “Directors”) confirmed that they had received the notice in respect of the Meeting before it was held.

The convening of the Meeting complied with the relevant requirements of the Company Law of the People’s Republic of China and the Articles, and the number of Directors present at the Meeting satisfied the quorum requirements. As such, the Meeting was legal and valid.

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Mr. Liu Shaoyong, being the chairman of the Company, Mr. Li Yangmin, being the vice chairman of the Company, Mr. Tang Bing and Mr. Wang Junjin, being the Directors of the Company, Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, being the independent non-executive Directors of the Company, and Mr. Yuan Jun, being the employee representative Director of the Company, considered the proposal and unanimously agreed to and made the following resolutions:

I.	Considering and passing of the Passenger Aircraft Cargo Business Exclusive Operation Agreement and the Transactions Contemplated Thereunder of the Company

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Agreed to adjust the “Contractual Operation Proposal for Bellyhold Space” to the “Exclusive Operation Proposal for Passenger Aircraft Cargo Business” and agreed that the Company shall sign The Agreement Regarding Exclusive Operation of the Passenger Aircraft Cargo Business of China Eastern Airlines Corporation Limited by China Cargo Airlines Co., Limited with China Cargo Airlines Co., Limited under 東方航空物流股份有限公司 (Eastern Airline Logistics Co., Limited*) and commence the transactions contemplated under the agreement;

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Agreed to propose to the general meeting to authorise the Board of the Company to be responsible for the abovementioned agreement and the issues of actual fulfilment of the transactions contemplated thereunder, including but not limited to defining or optimizing the value selection of various parameters in pricing mechanism and determination methods, the signing of relevant supplementary agreement, letter of confirmation, etc;

3.	Agreed to submit the proposal for consideration at the general meeting of the Company;

4.	Agreed to authorise the publication of the meeting notice for the 2020 First Extraordinary General Meeting by the chairman or the vice chairman of the Company.

This proposal was a proposal regarding connected transactions, and connected Directors (Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Yuan Jun) abstained from voting. Voting Directors (including Independent non-executive Directors) considered that this connected transaction is in line with the fair and impartial principles and is fulfiled on normal commercial terms, which is in the interests of the Company and all Shareholders as a whole, and is fair and reasonable for the purposes of the Shareholders of the Company.

II.	Considering and passing of the Capped Amount of Continuing Connected Transaction for Passenger Aircraft Cargo Business Exclusive Operation of the Company for each year from 2020 to 2022

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Agreed that the capped amount of continuing connected transaction for exclusive operation of transportation service on passenger aircraft cargo business between the Company and China Cargo Airlines Co., Limited for each year from 2020 to 2022 shall be RMB4.9 billion, RMB5.0 billion and RMB5.2 billion, respectively;

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2.	Agreed to submit the proposal for consideration at the general meeting of the Company;

3.	Agreed to authorise the publication of the meeting notice for the 2020 First Extraordinary General Meeting by the chairman or the vice chairman of the Company.

This proposal was a proposal regarding connected transaction, and connected Directors (Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Yuan Jun) abstained from voting. Voting Directors (including Independent non-executive Directors) considered that this connected transaction is in line with the fair and impartial principles and is fulfiled on normal commercial terms, which is in the interests of the Company and all Shareholders as a whole, and is fair and reasonable for the purposes of the Shareholders of the Company.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian Company Secretary Shanghai, the People’s Republic of China 29 September 2020

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Wang Junjin (Director), Lin Wanli (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director) and Yuan Jun (Employee Representative Director).

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